Aflac Incorporated 2nd Quarter 2005 Form 10-Q

EXHIBIT 12

Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2005	2004	2005	2004

Fixed charges:
Interest expense	$5,557	$5,558	$11,446	$11,478
Interest on investment-type contracts	2,298	1,543	4,470	2,954
Rental expense deemed interest	157	141	311	285

Total fixed charges	$8,012	$7,242	$16,227	$14,717

Earnings before income tax	$515,901	$413,530	$1,022,420	$879,904
Add back:
Total fixed charges	8,012	7,242	16,227	14,717

Total earnings before income
tax and fixed charges	$523,913	$420,772	$1,038,647	$894,621

Ratio of earnings to fixed charges	65.4x	58.1x	64.0x	60.8x

EXH 12-1